

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 14, 2010

Mr. Kent Rodriguez
Chief Executive Officer
Avalon Oil & Gas, Inc.
7808 Creekridge Circle, Suite 105
Minneapolis, Minnesota 55439

> **Re: Avalon Oil & Gas, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **Filed February 22, 2010**
> **Response Letter Dated May 11, 2010**
> **File No. 1-12850**

Dear Mr. Rodriguez:

We have reviewed your response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2009

General

1.   We are considering your request to comply prospectively with our comments.

Financial Statements

2.   We have read your responses to prior comments 4 and 5. Please address the
        following points.

        (a)   Tell us why you have excluded future income tax expenses from your
                calculation of the standardized measure of discounted future net cash
                flows in your response to comment 5 from your letter dated May 11, 2010,
                and why you believe this complies with the guidance in FASB ASC 932-
                235-50-31.

        (b)   Tell us if the impairment amount of $481,072 in the schedule containing a
                comparison of the standardized measure of discounted future net cash
                flows to the net carrying value of proved natural gas and oil properties at
                March 31, 2009 is the result of a ceiling test write down in accordance
                with Rule 4-10(c)(4) of Regulation S-X. If so, please reconcile this
                impairment with your disclosure on page F-9 stating "During the years
                ended March 31, 2009 and 2008, the Company did not recognize any
                impairment expense," and provide us with your revised financial
                statements and related disclosures. Otherwise, explain what this amount
                relates to, and how it was derived. In addition, please tell us why this
                amount changed from the $93,999 reported in your Form 10-K.

        (c)   Tell us what the 'purchase of reserves-in-place' amount of 22,282 barrels
                of oil in fiscal year 2009, on page F-22 of your filing, relates to and how
                this amount reconciles to the information about your properties included
                in your response to comment 4 and in Notes 1 and 6 of your financial
                statements.

        (d)   Submit the revisions to footnotes 6 and 14 that you propose to include in
                your next filing on Form 10-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at
(202) 551-3759, if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief